Mail Stop 4561

July 10, 2008

Irene Esteves
Chief Financial Officer
Regions Financial Corporation
1900 Fifth Avenue North
Birmingham, Alabama 35203

     RE: **Regions Financial Corporation**
              Form 10-K for Fiscal Year Ended December 31, 2007
              Filed February 26, 2008
              File No. 000-50831

Dear Ms. Esteves,

      We have completed our review of your Form 10-K and have no further comments at this time.

                           Sincerely,

                           Amit Pande
                           Assistant Chief Accountant